Exhibit 21.1

LIST OF SUBSIDIARIES

SUBSIDIARY	Jurisdiction of Organization or Incorporation
Abode Healthcare, Inc.	Delaware
BrightSpring Health Holdings Corp.	Delaware
OncoMed Specialty LLC	Delaware
Pharmacy Corporation of America	California
PharMerica Corporation	Delaware
PharMerica Drug Systems LLC	Delaware
PharMerica Institutional Pharmacy Services LLC	Delaware
Res-Care, Inc.	Kentucky